Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, 2009

(Unaudited)

Ratio of earnings to fixed charges
(Dollars in millions)

Earnings(a)	$(585)
Plus:
Interest included in expense(b)	9,526
One-third of rental expense(c)	143
Adjusted “earnings”(d)	$9,084

Fixed charges:
Interest included in expense(b)	$9,526
Interest capitalized	21
One-third of rental expense(c)	143
Total fixed charges	$9,690

Ratio of earnings to fixed charges	0.94

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.
(d)	As of June 30, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $606 million.